EXHIBIT 12.1

                       NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                          Six Months Ended
                                            November 30,
                                         __________________

                                        2002          2001
                                        ____           ____

                                           (in millions)

Net income                             $103.1        $ 328.5
Income taxes                            194.5          179.6
Cumulative effect of accounting change  266.1            5.0
                                       ______         ______

      Income before income taxes and
        accounting change               563.7          513.1
                                       ______          _____

Add fixed charges
      Interest expense (A)               22.2           26.6
      Interest component of leases (B)   30.0           25.8
                                       ______         ______

Total fixed charges                      52.2           52.4
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $615.1         $564.1
                                       ======         ======
Ratio of earnings to total fixed
      charges                            11.8           10.8
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.